EXHIBIT 20.3

FOR IMMEDIATE RELEASE                                 Contact: Tracey L. Gray
April 19, 1999                                                 President & CEO
                                                               Elcotel, Inc.
                                                               (941) 758-0389

                           ELCOTEL MAKES ANNOUNCEMENTS

SARASOTA, Fla., April 19, 1999/PRNewswire/ Elcotel, Inc. (NASDAQ: ECTL) today announced that it had terminated its negotiations concerning a possible business combination with an international telecommunications equipment manufacturer. Elcotel decided that the terms and conditions of the business combination as proposed would not be in the best long term interests of Elcotel's stockholders at this time. Elcotel will charge approximately $1.2 million, Elcotel's estimate of the fees and expenses incurred in connection with those lengthy negotiations, against income during its fourth fiscal quarter ended March 31, 1999. Elcotel expects to report a loss for the fiscal quarter ended March 31, 1999, and may, as a result of such charge, report a loss for the fiscal year ended March 31, 1999.

Tracey Gray, Elcotel's President and CEO stated that, "Following the termination of these negotiations, we will continue to focus our efforts on the development of existing business and our expanded research and development programs to address changing market conditions and new opportunities for our products and services. Products that may be developed from these research and development initiatives are intended to expand existing markets and to enable Elcotel to enter new markets and applications. In addition to our increased internal research and development initiatives, we will continue to pursue acquisition or licensing of technologies that fit into our plans to expand Elcotel's presence in those new markets."

In an unrelated event, Tracey Gray announced, in accordance with his long standing plans, that he intended to retire as President and Chief Executive Officer of Elcotel as soon as a suitable replacement can be found. Elcotel's Board of Directors has formed a committee to initiate a search for such replacement. C. Shelton James, Chairman of the Board, commented, "We want to thank Tracey for his many years of service and his significant contributions in growing Elcotel to the largest payphone manufacturer in North America."

Elcotel, Inc., based in Sarasota Florida, designs, develops, manufactures and markets complete state-of-the art public communications solutions for domestic and international wireline and wireless telephone networks. Elcotel is a leader in sales of microprocessor-based payphones and software systems to domestic regulated telephone companies and independent payphone operators.

Statements in this release may contain forward-looking information regarding the company's plans, projections or future performance, which involve certain risks and uncertainties that could cause the company's actual results to differ materially from those expected by the company. These risks and uncertainties include the risk of adverse regulatory action affecting the company or the company's customers, risk of competition, risk of obsolescence of the company's products, risk that research and development expenditures may not succeed in creating useful new products or addressing new markets and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

SOURCE: Elcotel, Inc.


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